FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of November 2004

                                4th November 2004

                                  NDS GROUP PLC
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F |X|    Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                              Yes |_|           No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not Applicable
                                 --------------

                 NDS Group plc First Quarter Financial Results;
                   NDS Reports Record Results for 1st Quarter

     LONDON--(BUSINESS WIRE)--Nov. 4, 2004--NDS Group plc (NASDAQ:NNDS):

     Highlights:

     -- Q1 revenues GBP 86 million; EBITA GBP 18.6 million; Operating profit GBP 15 million

     --   9 million smart cards shipped

     --   48 million active smart cards - a rise of 9% in Q1

     --   Third cable TV win in Korea with Korea Digital Media Center (KDMC)

     --   SVP Alliance launched

     --   New sales of Synamedia IPTV / broadband systems

     NDS Group plc (NASDAQ / Euronext Brussels: NNDS), a News Corporation company, and the leading provider of technology solutions for digital pay-TV, today announced its preliminary results for the first quarter ended 30 September 2004.
     Commenting on NDS's performance, Dr Abe Peled, President and Chief Executive Officer, said: "We've had a very busy start to our financial year, with the core business performing extremely well. We're particularly excited by the recent developments with our SVP initiative. This will provide the media industry with the security to ensure that their content is protected when moved around the digital world. We've also made some significant steps to penetrate the nascent IPTV market, which we believe is now showing opportunities for growth. Our financial results show how we've started the financial year with significant growth in most areas of our business. We're seeing the immediate impact of the renewal of card supply and subscriber growth at DIRECTV together with the growth in Europe and the Far East. We've invested considerable effort in developing the business and expect to see continued growth throughout the financial year".

     Key Statistics


                         3 months to 3 months to           Year ended
                             30          30                    30
                          September   September               June
                            2004        2003     % change     2004
------------------------ ----------- ----------- --------- -----------
GBP '000
------------------------ ----------- ----------- --------- -----------
Revenues                     86,080      52,029       +65%    220,533
------------------------ ----------- ----------- --------- -----------
Operating Income, before
 amortisation
(EBITA - see note 2
 below)                      18,642      14,056       +33%     44,583
------------------------ ----------- ----------- --------- -----------
Operating Margin %             21.7%       27.0%     -5.3%       20.2%
------------------------ ----------- ----------- --------- -----------
Regular amortisation                     (2,407)              (12,252)
Impairment charge            (3,620)          -                (6,510)
------------------------ ----------- ----------- --------- -----------
Operating profit under
 UK GAAP                     15,022      11,649       +29%     25,821
------------------------ ----------- ----------- --------- -----------
Net Income                   10,290       8,343       +23%     18,469
------------------------ ----------- ----------- --------- -----------
Diluted EPS                   18.3p       15.1p       +21%      33.1p
------------------------ ----------- ----------- --------- -----------

------------------------ ----------- ----------- --------- -----------
$'000 (see note 1 below)
------------------------ ----------- ----------- --------- -----------
Revenues                    154,944      93,652       +65%    396,959
------------------------ ----------- ----------- --------- -----------
Operating Income, before
 amortisation
(EBITA - see note 2
 below)                      33,556      25,301       +33%     80,249
------------------------ ----------- ----------- --------- -----------
Operating Margin %             21.7%       27.0%     -5.3%       20.2%
------------------------ ----------- ----------- --------- -----------
Regular amortisation         (6,516)     (4,333)              (22,054)
Impairment charge                 -           -               (11,718)
------------------------ ----------- ----------- --------- -----------
Operating profit under
 UK GAAP                     27,040      20,968       +29%     46,477
------------------------ ----------- ----------- --------- -----------
Net Income                   18,522      15,017       +23%     33,244
------------------------ ----------- ----------- --------- -----------
Diluted EPS              32.9(cents) 27.2(cents)      +21% 59.6(cents)
------------------------ ----------- ----------- --------- -----------

------------------------ ----------- ----------- --------- -----------
Active smart cards
------------------------ ----------- ----------- --------- -----------
Net active smart card    3.8 million 1.7 million           9.6 million
 additions
------------------------ ----------- ----------- --------- -----------
Active smart cards at    47.8        36.1                  44.0
 end of period            million     million               million
------------------------ ----------- ----------- --------- -----------

1. For the convenience of the reader only, pounds sterling amounts for all periods have been translated into US dollar amounts at the exchange rate of US$1.80 = GBP 1.00, the closing rate of exchange on 30 September 2004.

2. The Company has defined operating income before charges for the amortisation of intangible assets acquired as part of a business combination (EBITA) as a key measure of operating performance, so that period on period comparisons are not distorted by the impact of the amortisation charge arising from acquisitions. Operating income after such amortisation represents operating profit determined under accounting practice generally accepted in the UK.


     OPERATIONAL REVIEW

     NDS has continued to benefit from the growth in digital pay-TV penetration around the world and there are now 47.8 million active digital TV smart cards using NDS technology, an increase of 3.8 million or 8.6% since June 2004. MediaHighway, NDS's middleware solution has been installed in a cumulative 20.3 million set-top boxes worldwide.
     We have won a new contract with Korea Digital Media Center (KDMC), Korea's largest MSO, who have chosen NDS's VideoGuard(R) conditional access solution for launch of OpenCable digital broadcasting operations. This is NDS's third customer win in the Korea cable TV market.
     In September, NDS together with STMicroelectronics and Thomson announced the formation of the SVP (Secure Video Processor) Alliance. The aim is to make SVP the leading, open specification for secure content protection in digital home networks and consumer electronic devices - such as digital televisions, set-top boxes, PVRs and portable devices. SVP network service operators such as DIRECTV in the US plan to extend their reach by entitling consumers to receive, store and render secured content into home networks and other electronic devices.
     NDS continues to invest in solutions for the IPTV / broadband TV market and expects to see further growth in this area. IPTV developments this quarter include:

     -- TANDBERG Television - a provider of professional video compression has expanded its relationship with NDS to provide a compelling ease of entry end-to-end solution for the broadband and IPTV market. VideoGuard, part of NDS's IP content protection solution Synamedia, has been integrated into the TANDBERG IP Streamer.

     -- VGS - NDS has developed a new hardware solution that offers two-way connected broadband networks a secure solution for the delivery of video content. Named VGS, a secure non-proprietary processor sits in the set-top box, which communicates with the secure headend VGS server. With NDS VGS remotely located security hardware technology, two-way networks provide a number of benefits: safe network environments for authorizations; simplified upgrades to the system for functionality and security; reduced set-top box costs.

     -- Sistema - Sistema Mass-Media a daughter company of Sistema, the largest non-natural resource-based corporation in Russia and an active player in the Russian telecom market has announced an MOU naming Alcatel as the supplier and integrator of its IPTV technology and NDS as their provider of content protection. Sistema will use NDS's Synamedia system to deliver secure IPTV services to customers in the Russian telecoms market.

     In October NDS announced that it had combined forces with Discretix, the leading provider of security solutions for mobile handsets and storage devices to provide an OMA DRM V2 compliant Digital Rights Management solution. The solution aimed at the rapidly growing mobile multimedia market will be the first fully featured robust mobile DRM solution to fully exploit the benefits of the embedded security solutions deployed in today's handsets and storage devices.

     FINANCIAL REVIEW

     The results of the period and the comparison with prior periods are significantly affected by business conducted with DIRECTV. Until 13 August 2003, NDS provided conditional access services, including the supply of smart cards to DIRECTV in the United States. The contract came to an end on 13 August 2003 and subsequently NDS received payments under transitional support arrangements. Additionally, NDS received payments in the first and second quarters of FY2004 from DIRECTV for use of NDS technology contained within cards which DIRECTV had procured from a third party.
     In March 2004, NDS and DIRECTV signed a new six-year contract for conditional access services, which was effective from 1 March 2004. Under the new contract, NDS receives monthly fees for the provision of conditional access services, which includes NDS taking on the obligation to provide periodic replacement smart cards in the future. In June 2004, NDS also took on the supply of new smart cards.
     Comparisons are also affected by the results of the MediaHighway business which, we acquired on 16 December 2003.

     Revenues

     Revenues for the quarter were GBP 86.1 million, compared to GBP 52.0 million in the first quarter of the prior year.
     Conditional access revenues were GBP 58.0 million for the quarter compared to GBP 30.2 million in the first quarter of the prior year. During the current quarter, we supplied 8.9 million smart cards to our customers, against 2.3 million in the first quarter of fiscal 2004. The number of authorised cards as at 30 September 2004 was 47.8 million, a rise of 3.8 million in the quarter and
11.7 million over the past twelve months. We delivered substantial volumes of smart cards to DIRECTV, compared to none in the first quarter of fiscal 2003. During the current quarter we also shipped a large number of cards to Sky Italia as part of their migration of all subscribers to technology using NDS conditional access. There has been high subscriber growth at most of our customers. Card supply has been much higher than the underlying growth in subscribers as we believe that our customers have been building-up their inventory levels to meet demand that they expect will result from increased marketing activities. Comparisons are affected by the inclusion in the prior year of revenue from DIRECTV for the use of NDS technology in smart cards not supplied by NDS during the period between the expiry of our old contract in August 2003 and the start of our new contract in March 2004.
     Integration, development and support revenues were GBP 9.3 million for the quarter compared to GBP 9.7 million in the equivalent period in the prior year. Both periods included one-off revenues for development and integration work at Sky Italia. In the current year this relates to the migration of all subscribers to NDS conditional access technology; in the prior year the revenue related to the re-launch of the Sky Italia platform.
     Licence fee and royalty income was GBP 8.8 million for the quarter compared to GBP 4.3 million in the equivalent period in the previous financial year. The increase is due to higher volumes of set-top boxes reported by manufacturers across many platforms, reflecting the growth in their subscribers. This revenue stream includes royalties from set-top box manufacturers in respect of MediaHighway middleware, as well as conditional access and application royalties. We estimate that a cumulative 20.3 million set top boxes containing MediaHighway middleware have been shipped.
     Revenues from new technologies were GBP 9.3 million in the quarter compared to GBP 6.9 million in the first quarter of the prior year. The increase reflects an increasing penetration of our MediaHighway advanced middleware and of our PVR technology into deployed set-top boxes and the increasing number of our interactive applications in use around the world.
     The comparison of reported revenues has been adversely affected by the decline over the year of the US Dollar- Sterling exchange rate. In the current quarter, the average USD/GBP exchange rate was 1.82 compared to the first quarter of the previous year when the average USD/GBP exchange rate was 1.61.

     Margins

     Gross margin was 55.5% for the quarter compared to 75.6% in the first quarter of the prior year. As with revenues, comparative margins are materially affected by the DIRECTV contracts. Margins in the first two quarters of 2004 were boosted by compensatory conditional access payments from DIRECTV which had no associated material cost of sales. In the current quarter, card sales to DIRECTV have been very high but at a price reflecting the size of the orders. This lowers the margin percentage. A major component of cost of sales is now the provision for liabilities assumed for maintaining the security of the DIRECTV conditional access system and the cost of future necessary card changeovers. Operations and support costs charged as an element of cost of sales are higher reflecting the greater number of employees supporting customers directly. Part of this increase is due to the redeployment of staff who were previously categorised as working on research and development activities.

     Operating Expenses

     Period-on-period comparisons of operating expenses are primarily driven by increased headcount. As of September 2004 we had 2,119 full-time equivalent employees, compared to 1,544 at September 2003 and 2,004 at June 2004. Off-setting this increase in part is the effect of exchange rates which reduces the reported costs of our Israeli operations and also the re-assignment of certain employees to customer support functions, the cost of which is included within cost of sales. As well as increasing payroll costs, increased headcount in technical areas has caused a consequential increase in facilities, infrastructure and support costs. Considerable technical resources are being devoted to new product development, especially in relation to advanced set-top box software, including advanced middleware and PVR functionality.

     EBITA

     Our preferred operating measure of profitability, EBITA (defined as operating profit before amortisation of intangible fixed assets acquired as part of a business combination) was GBP 18.6 million for the quarter or 21.7% of revenues, compared to GBP 14.1 million or 27.0% of revenues for the first quarter of the prior year. Full year EBITA was GBP 44.6 million, compared to GBP
46.4 million for the prior full year. This reflects a combination of changed gross margins related primarily to the DIRECTV contracts and increased operating costs.

     Amortisation

     The increase in the charge for the amortisation of intangible fixed assets acquired as part of a business combination relates to the inclusion of amounts relating to the MediaHighway acquisition which occurred in December 2003.

     Net income

     As a result of the factors outlined above, operating profit as measured under UK GAAP (being EBITA less charges for amortisation) was GBP 15.0 million for the quarter, compared to 11.6 million in the first quarter of the prior year.
     Interest income was lower in the current quarter due to lower average cash balances and the inclusion in the prior year of interest on a tax repayment.
     Our effective tax rate is similar to the first quarter of the prior year at approximately 36% of profit before tax.
     The net profit attributable to shareholders was GBP 10.3 million for the quarter, compared to GBP 8.3 million in the first quarter of the prior year.

     Working capital and cash flow

     Despite the operating profit of GBP 15 million for the quarter, there was a net cash outflow from operating activities of GBP 0.8 million in the quarter due to an adverse (but expected) working capital movement of GBP 21 million. Receivables increased by over GBP 8 million in the quarter. Most of this increase relates to the supply of smart cards to DIRECTV. This re-commenced under the new contract towards the end of June so receivables at 30 June 2004 included a very much lower amount than at September 2004. Debtor health was 95% at September 2004, marginally down from the 96% figure as at June 2004. There was a net reduction of GBP 19 million in accounts payable and accrued expenses in the quarter. A large proportion of this relates to inventory purchases. We purchased very substantial quantities of smart cards from May 2004 onwards. Inventory levels increased by over GBP 12 million between April and June 2004 and then have remained steady, with purchases matching shipments. The bulk of the large inventory purchases towards the end of fiscal 2004 were not due for payment until early July 2004. The situation has stabilised by September 2004. Therefore during the quarter, cash payments represented approximately five months' of inventory purchases. Accrued expenses also decreased over the quarter due to the payment of year-end employee bonuses and other items which were not due as at June 2004. Partially off-setting the increase in receivables and payables is a favourable working capital timing difference of approximately GBP 6 million relating to liabilities recognised under our security maintenance obligations where we are currently collecting cash from security fees, some of which will be used to fund the cost of future card changeover obligations.
     Therefore the net cash outflow in the first quarter of fiscal 2005 is a consequence of the very substantial increase in business activity which has occurred since March 2004. We ended the quarter with cash balances of GBP 123 million.

     Roger Einiger appointed as non-executive director

     On 3 November 2004, Roger Einiger joined our board as an independent non-executive director and as a member of the audit and remuneration committees. Mr Einiger is a private investor who spent three decades at Oppenheimer & Co. and its successor companies, most recently serving as Vice Chairman.

     Future financial reporting by NDS Group plc

     The News Corporation Limited, the company which controls NDS Group plc, has the approval of its shareholders, option holders and the Australian courts to re-incorporate as a US company, a process which is expected to be complete by November 12, 2004. As a consequence of the re-incorporation, NDS Group plc will no longer qualify as a foreign private issuer under US securities laws. Accordingly, NDS will be required to present quarterly and annual financial information prepared in accordance with US GAAP and to comply with the other reporting and corporate governance requirements of US law as it applies to US companies. We expect to publish historic financial information in US GAAP and US dollars with our Q2 results.

     About NDS

     NDS Group plc (NASDAQ/ Euronext Brussels: NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See www.nds.com for more information about NDS.

     Cautionary Statement Concerning Forward-looking Statements

     The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS's filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

     CONFERENCE CALL

     Dr. Abe Peled, President and Chief Executive Officer will host a conference call to discuss this announcement and answer questions at 3:00 pm UK time (10:00 am Eastern) on Thursday 4 November 2004.


Dial-in

UK Free Dial-in: 0800 953 1444
US Free Dial-in: 1-866-220-1452
Std International Dial-in: +44 1452 542 300

Replay
(Available until 11 November 2004)

Replay passcode: 2068772#
UK Toll Free Replay: 0800 953 1533
US Toll Free Replay: 1-866-247 4222
Std International Replay: +44 1452 550 000


     An audio replay will also be available on the NDS website www.nds.com from midday UK time on 5 November 2004 onwards.


                             NDS GROUP PLC
            UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
             FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2004

                                        3 months   3 months      Year
                                           ended      ended     ended
                                              30         30        30
                                       September  September      June
                                            2004       2003      2004
                                        GBP '000   GBP '000  GBP '000
Revenues
Conditional access                        57,991     30,207   118,880
Integration, development & support         9,298      9,675    32,044
Licence fees & royalties                   8,788      4,335    29,101
New technologies                           9,349      6,908    36,950
Other revenue                                654        904     3,558
                                       ---------- ---------- ---------
Total revenues                            86,080     52,029   220,533
                                       ---------- ---------- ---------

Cost of sales
Smart card & changeover provisions       (27,884)    (5,265)  (28,352)
Operations & support                      (8,570)    (6,214)  (27,322)
Royalties                                 (1,742)      (794)   (4,250)
Other                                        (78)      (401)   (1,669)
                                       ---------- ---------- ---------
Total cost of sales                      (38,274)   (12,674)  (61,593)
                                       ---------- ---------- ---------

Gross profit                              47,806     39,355   158,940
                                       ---------- ---------- ---------
Gross profit %                              55.5%      75.6%     72.1%

Operating expenses, excluding
 amortisation of intangible fixed
 assets
Sales & marketing                         (3,338)    (3,725)  (14,455)
Research & development                   (21,098)   (16,976)  (82,491)
General & administration                  (5,368)    (4,958)  (18,252)
Foreign exchange gains                       640        360     1,085
Losses on investments                          -          -      (244)
                                       ---------- ---------- ---------
Total                                    (29,164)   (25,299) (114,357)
                                       ---------- ---------- ---------

Operating income before amortisation
 of intangible fixed assets acquired
 as part of a business combination        18,642     14,056    44,583
Operating income %                          21.7%      27.0%     20.2%

Regular amortisation of intangibles       (3,620)    (2,407)  (12,252)
Impairment charge                              -          -    (6,510)
                                       ---------- ---------- ---------
Operating profit                          15,022     11,649    25,821

Net interest income                        1,094      1,285     4,214
                                       ---------- ---------- ---------
Profit on ordinary activities before
 tax                                      16,116     12,934    30,035
Taxation                                  (5,826)    (4,649)  (12,038)
                                       ---------- ---------- ---------
                                          10,290      8,285    17,997
Equity minority interests                      -         58       472
                                       ---------- ---------- ---------
Net profit                                10,290      8,343    18,469
                                       ---------- ---------- ---------

-------------------------------------- -------------------------------
Earnings per share (see Note 3)
    Basic                                  19.0p      15.5p     34.1p
    Diluted                                18.3p      15.1p     33.1p

    Adjusted - Basic                       24.8p      19.7p     66.4p
    Adjusted - Diluted                     23.9p      19.3p     64.4p


                             NDS GROUP PLC
                 UNAUDITED CONSOLIDATED BALANCE SHEET
                        AS AT 30 SEPTEMBER 2004

                                                         30       30
                                                  September     June
                                                       2004     2004
                                                    GBP '000 GBP '000
Fixed assets
Intangible fixed assets                              82,711    86,321
Tangible fixed assets                                18,157    17,749
                                                  ---------- ---------
                                                    100,868   104,070
                                                  ---------- ---------

Current assets
Investments                                             414       414
Stocks                                               19,285    19,682
Deferred tax asset                                    3,105     3,081
Trade debtors and accrued income                     66,467    58,073
Other debtors and prepayments                        11,715    11,818
Cash                                                122,882   125,086
                                                  ---------- ---------
                                                    223,868   218,154
                                                  ---------- ---------

Creditors falling due within one year
Customer deposits and deferred income               (31,224)  (33,323)
Trade creditors and accrued expenses                (30,106)  (49,147)
Other current liabilities                           (18,408)  (12,690)
                                                  ---------- ---------
                                                    (79,738)  (95,160)
                                                  ---------- ---------

Net current assets                                  144,130   122,994
                                                  ---------- ---------

Total assets less current liabilities               244,998   227,064

Creditors falling due after one year                 (1,123)   (1,083)

Provisions for liabilities and charges              (29,589)  (22,804)

                                                  ---------- ---------
Net assets                                          214,286   203,177
                                                  ---------- ---------


Equity and capital reserves (see Note 4)
Equity share capital                                    341       340
Share premium & merger reserve                      179,275   178,841
Profit and loss account                            (140,595) (151,269)
Capital contribution                                133,265   133,265
                                                  ---------- ---------
                                                    172,286   161,177
Non-equity capital                                   42,000    42,000
                                                  ---------- ---------
Total capital employed                              214,286   203,177
                                                  ---------- ---------


                             NDS GROUP PLC
       UNAUDITED SUMMARISED STATEMENT OF CONSOLIDATED CASH FLOWS
             FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2004

                                                    3 months     Year
                                                       ended    ended
                                                          30       30
                                                   September     June
                                                        2004     2004
                                                     GBP '000 GBP '000

Operating profit                                      15,022   25,821

Non-cash operating costs                               5,541   27,030
Movement in working capital (see Note 5)             (21,321)   9,597
                                                   ---------- --------
Net cash inflow (outflow) from operating
 activities                                             (758)  62,448

Net interest received                                  1,160    3,942
Tax paid                                              (1,609) (14,103)
Capital expenditure                                   (1,834) (10,245)
Acquisitions and disposals                                 -  (38,012)
                                                   ---------- --------
Cash generated (used)                                 (3,041)   4,030

Proceeds from issue of shares                            435    1,249
Loan and equity finance provided by minority
 interests                                                 -       24

                                                   ---------- --------
Increase (decrease) in cash balances                  (2,606)   5,303

Cash, beginning of period                            125,086  121,520
Foreign exchange translation differences                 402   (1,737)

                                                   ---------- --------
Cash, end of period                                  122,882  125,086
                                                   ---------- --------


     NOTES

     1. Basis of preparation and presentation

     These unaudited financial statements have been prepared using the accounting policies disclosed in the consolidated financial statements for the year ended 30 June 2004 which are in compliance with UK GAAP. They do not constitute statutory accounts. Figures for 30 June 2004 and for the year ended on that date have been extracted from the consolidated financial statements of NDS Group plc on which the auditors gave an unqualified audit report. In the opinion of management, the unaudited quarterly results and the preliminary results for the year reflect all adjustments necessary to present fairly the financial position, results of operations and cash flows of NDS. The unaudited quarterly results should be read in conjunction with the audited consolidated financial statements as of 30 June 2004.

     2. Litigation

     On 6 June 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (collectively, "Echostar") filed an action against NDS in the United States District Court for the Central District of California. Echostar filed an amended complaint on 8 October 2003. The amended complaint purported to allege claims for violation of the Digital Millennium Copyright Act ("DMCA"), the Communications Act of 1934 ("CA"), the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California's Unfair Competition statute and the federal RICO statute. The complaint also purported to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On 22 December 2003, all of the claims were dismissed by the court, except for the DMCA, CA and unfair competiticlaims, and the Court limited these claims to acts allegedly occurring within three years of the filing of the complaint. Echostar filed a second amended complaint. NDS filed a motion to dismiss the second amended complaint on 31 March 2004. The motion was scheduled to be heard by the Court on 23 July 2004. On 21 July 2004, the Court issued an order granting a motion for a more definite statement and gave Echostar 10 days in which to file a third amended complaint that corrects the deficiencies noted in the court's order. EchoStar filed a third amended complaint on 4 August 2004. NDS intends vigorously to defend the action and has filed a motion to dismiss the third amended complaint. A hearing has been set for 13 December 2004.
     On 25 July 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies SA (together, "Sogecable"), filed an action against NDS in the United States District Court for the Central District of California. Sogecable filed an amended complaint on 9 October 2003. The amended complaint purported to allege claims for violation of the DMCA and the federal RICO statute. The amended complaint also purported to allege claims for interference with contract and prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On 22 December 2003, all of the claims were dismissed by the court. Sogecable filed a second amended complaint. NDS intends vigorously to defend the action, and filed a motion to dismiss the second amended complaint on 31 March 2004. On 4 August 2004, the court issued an order dismissing the second amended complaint in its entirety. Sogecable has indicated its intention to appeal the court's order.
     The costs of dealing with these matters have been expensed as incurred. Any further costs will be recorded in future periods.

     3. Earnings per share

     Earnings per share is calculated on the basis of the net profit for each period. The weighted average number of shares and the weighted average number of potential shares in issue for each period have been determined in accordance with FRS 14. These quantities are therefore a function of, amongst other things, the average quoted share price for the period. The figures used in the calculations are as follows:


 Period                                Average  Weighted    Weighted
                                        share    average     average
                                        price   shares in   number of
                                                  issue     potential
                                                              shares

 3 months ended 30 September 2004      $23.65  54,215,794  56,106,596
 3 months ended 30 September 2003      $15.37  53,994,902  55,104,889

 Year ended 30 June 2004               $21.73  54,093,083  55,715,566
                                       ------- ----------- -----------


     In addition to earnings per share calculated on the basis of net income, figures are also presented for earnings per share adjusted to exclude effect of amortisation charges on intangible fixed assets acquired as part of a business combination. A reconciliation of the profits used in the calculations is as follows:


                                         3 months   3 months    Year
                                            ended      ended   ended
                                               30         30      30
                                        September  September    June
                                             2004       2003    2004
                                         GBP '000   GBP '000  GBP '000

 Net profit                                10,290      8,343  18,469

 Add back:    Amortisation of
               intangibles                  3,620      2,407  18,762
 Less:        Tax effect of the above        (477)      (133) (1,319)

                                        ---------- ----------
 Adjusted net profit                       13,433     10,617  35,912
                                        ---------- ----------


     4. Share capital and reserves

     Movements on consolidated capital and reserves and reconciliation of movements in shareholders' funds for the three months ended 30 September 2004 are as follows:


              Equity     Share      Non-      Capital
               share    premium  equity   contribution
              capital  & merger   share
                        reserve  capital
             -------- --------- -------- -------------
             GBP '000  GBP '000 GBP '000      GBP '000

  As at 30
   June 2004     340   178,841   42,000       133,265
  Profit for
   the
   period          -         -        -             -
  Shares
   issued          1       434        -             -
  Foreign
   exchange
   movement        -         -        -             -
             -------- --------- -------- -------------
  As at 30
   September
   2004          341   179,275   42,000       133,265
             -------- --------- -------- -------------


               Profit          Total
              and loss Shareholders'
               account         funds
             --------- -------------
              GBP '000      GBP '000

  As at 30
   June 2004 (151,269)      203,177
  Profit for
   the
   period      10,290        10,290
  Shares
   issued           -           435
  Foreign
   exchange
   movement       384           384

             --------- -------------
  As at 30
   September
   2004      (140,595)      214,286
             --------- -------------

     During the three months ended 30 September 2004, 85,448 Series A ordinary shares were issued on exercise of employee share options for cash consideration of GBP 435,000. As at 30 September 2004, there were 12,272,046 Series A ordinary shares in issue and 42,001,000 Series B ordinary shares in issue, a total of 54,273,046 ordinary shares.

     5. Cash flow: movement in working capital


                                                    3 months     Year
                                                       ended    ended
                                                          30       30
                                                   September     June
                                                        2004     2004
                                                     GBP '000 GBP '000

Decrease (increase) in stocks                            397  (12,035)
Decrease (increase) in debtors                        (8,622) (29,688)
Increase (decrease) in creditors                     (19,881)  34,746
Increase (decrease) in provisions                      6,785   16,574
                                                   ---------- --------
Movement in working capital                          (21,321)   9,597
                                                   ---------- --------

     CONTACT: NDS Group plc
              Margot Field (Media)
              +44 (0) 208 476 8158
              or
              Yael Fanairo (IR)
              +44 (0)208 476 8287
              or
              Shared Value
              Alex Dee, +44 (0) 207 321 5013
              or
              Breakaway Communications US
              Kelly Fitzgerald, +1 212 590 2555
              www.nds.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         NDS Group plc

Date: 4th November 2004
                                                     By: /s/ A Peled
                                                         -----------
                                                         Dr Abe Peled
                                                         Chief Executive Officer